UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UCDP Finance, Inc.

File No. 333-108661 - CF#24221

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UCDP Finance, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to Form 8-K filed on October 20, 2009, as revised by the same contract refiled with modified redactions as Exhibit 10.1 to Form 8-K filed on October 23, 2009.

Based on representations by UCDP Finance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through October 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal